UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 5)
TheStreet, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
88368Q103
(CUSIP Number)
January 5, 2015
(Date of Event Which Requires Filing of this Statement)
James J. Cramer c/o TheStreet, Inc. 14 Wall Street, 15th Floor New York, NY 10005

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐ .

SCHEDULE 13D
CUSIP No. 88368Q103	Page 2 of 6

1	NAME OF REPORTING PERSONS James J. Cramer S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Intentionally Omitted)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,610,566
	8	SHARED VOTING POWER 556,850
	9	SOLE DISPOSITIVE POWER 1,610,566
	10	SHARED DISPOSITIVE POWER 556,850
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,167,416
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D
CUSIP No. 88368Q103	Page 3 of 6

1	NAME OF REPORTING PERSONS Cramer Partners, LLC S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Intentionally Omitted)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 556,850
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 556,850
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 556,850
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D
CUSIP No. 88368Q103	Page 4 of 6

Introduction

This Amendment No. 5 relates to the Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on January 10, 2000 (as amended to date, the “Schedule 13D”).  Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported in the Schedule 13D.

Item 4.	Purpose of the Transaction

Item 4 is hereby amended by adding the following at the end of Item 4:

Mr. Cramer adopted a prearranged trading plan (the “Plan”) with Fidelity Brokerage Services LLC to sell Common Stock of the Issuer in accordance with Rule 10b5-1 (“Rule 10b5-1”) under the Securities Exchange Act of 1934, as amended.  The Plan specifies that the sales be market orders in specified time frames without price limits. Although Mr. Cramer retains no control over the stock sales under the Plan, he retains the right to amend or terminate the Plan in accordance with Rule 10b5-1.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety to read as follows:

The percentages used herein are calculated based upon the 34,454,255 shares of Common Stock issued and outstanding as of November 4, 2014, as reported on the Issuer’s Report on Form 10-Q for the period ended September 30, 2014, as filed on November 7, 2014 with the Securities and Exchange Commission.

(a)
Pursuant to Rule 13d-3 of the Exchange Act, Mr. Cramer is the beneficial owner of 2,167,416 shares of Common Stock (representing approximately 6.3% of the outstanding Common Stock).  Of these shares, Mr. Cramer is the record owner of 1,610,566 shares (representing approximately 4.7% of the outstanding Common Stock) and Partners is the record owner of 556,850 shares (representing approximately 1.6% of the outstanding Common Stock). The 1,610,566 shares owned of record by Mr. Cramer (i) include 165,053 shares resulting from the vesting on December 31, 2014 of 340,807 restricted stock units (“RSUs”) net of 175,754 shares withheld for tax purposes and (ii) exclude the 99,030 shares sold in open market transactions as described in clause (c) below.

(b)	Mr. Cramer has the sole power to vote or to direct the vote, and to dispose or to direct the disposition of, the shares of Common Stock of which he is the record owner.

Partners has the sole power to vote or to direct the vote, and to dispose or to direct the disposition of, the shares of Common Stock of which it is the record owner.

Mr. Cramer shares the power to vote or direct the vote of, and to dispose or direct the disposition of, shares of Common Stock beneficially owned by Partners by virtue of being the sole manager of Partners.

SCHEDULE 13D
CUSIP No. 88368Q103	Page 5 of 6

(c)
No transactions have been effected by the Reporting Persons in the 60 days preceding January 5, 2015 other than the sales on behalf of Mr. Cramer in accordance with Rule 10b5-1 and the Plan of 33,010 shares of Common Stock on each of December 31, 2014, January 2, 2015 and January 5, 2015 at prices per share ranging from $2.29 to $2.45.

(d)
Each of the Reporting Persons affirms that no person other than the Reporting Persons has the rights to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by such Reporting Person.

(e)	Not applicable.

This Amendment No. 5 does not include a remaining balance of 750,000 RSUs (from the original grant of 1,000,000 RSUs) granted to Mr. Cramer on December 2, 2013 and a remaining balance of 272,422 RSUs (from the original grant of 363,229 RSUs) granted to Mr. Cramer on January 2, 2014, all of which remaining RSUs vest ratably on December 31, 2015, 2016 and 2017.

Item 7.	Material to be Filed as Exhibits

Exhibit 1 – Power of Attorney dated as of September 28, 2013.

SCHEDULE 13D
CUSIP No. 88368Q103	Page 6 of 6

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  January 5, 2015

*
James J. Cramer

CRAMER PARTNERS, LLC

By:	*
Name: James J. Cramer
Title: Manager

*By:	/s/ Vanessa Soman
Vanessa Soman
Attorney-in-Fact

Limited Power of Attorney

I, James J. Cramer hereby appoint Vanessa Soman my true and lawful Attorney-in-Fact for the limited purpose of executing and filing on my behalf all Forms 3, 4 and 5 (and any amendments thereto) with the U.S. Securities and Exchange Commission (“SEC”) with respect to securities of TheStreet, Inc. and performing any and all other acts which, in the discretion of such Attorney-in-Fact, are necessary or desirable in connection therewith.  The authority of Vanessa Soman under this limited power of attorney shall continue until I am no longer required to make any filings with the SEC with respect to the aforesaid securities, unless earlier revoked in writing.  I acknowledge that Vanessa Soman is not assurnin any of my responsibirties to comply with Section 16 of the Securities Exchange Act of 1934.

Date:  September 28, 2013                                                                      /s/ James J. Cramer
                  James J. Cramer